Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

For the three months ended March 31, 2005 and March 31, 2004

	2005	2004
Net income	$52,556	$7,731
Preferred Stock dividend requirements	4,394	5,296

Net income attributable to common stockholders	$48,162	$2,435

Weighted average number of common shares outstanding	11,787,002	11,752,640

Net income per common share	$—	$—

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